Exhibit 99.1

FEMSA’s Envoy Solutions reaches agreement to acquire

Sigma Supply of North America, expanding its footprint in the

Southern United States

Monterrey, Mexico, April 12, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that Envoy Solutions (“Envoy”), FEMSA’s specialized distribution subsidiary in the United States, reached an agreement to acquire Sigma Supply of North America Inc. (“Sigma Supply”), an independent specialized distribution company based in Hot Springs, Arkansas.

This transaction represents another important step in FEMSA’s strategic path to build a leading national distribution platform in the United States. Sigma Supply will add significant capabilities in packaging materials distribution, solutions and services, and it will expand Envoy’s footprint to include the key state of Texas while enhancing its presence across the South to the Mid-Atlantic region. Sigma Supply operates 18 distribution centers, and this transaction will expand Envoy’s distribution network to include almost 70 facilities covering 34 states. Sigma Supply’s revenues were approximately US$370 million in 2021.

The transaction is subject to customary closing conditions and approvals and is expected to close during the second quarter of 2022.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

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